[Orbit/FR Letterhead]

December 20, 2011

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street

Washington, D.C. 20549-6010

Attention: Martin James

Re:	Orbit/FR, Inc.

Form 10-K for the year ended December 31, 2010

Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2010

Filed October 26, 2011

Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2010

Filed November 30, 2011

File No. 000-22583

Dear Mr. James:

We respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated December 13, 2011, relating to the above-referenced of Orbit/FR, Inc. (the “Company”), with the response to the comment set forth immediately below the comment.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2010

1.	Contrary to your response to prior comment 2, we continue to note that the audit report of Ziv Haft, included on page 34 of Amendment No. 1 to your Form 10-K, is dated March 30, 2011, while the consent in this amendment refers to a report dated March 28, 2011. Based on our conversations, the date used on the audit report is a typographical error and should be March 28, 2011. As such, please amend your Form 10-K to include the entire financial statements in Item 8 and correct the date of the audit report and ensure that the dates of the audit reports referred to in the consents are consistent with those audit reports.

Response: The Staff’s comment is duly noted. A revised audit report correcting the typographical error noted by the Staff has been included in the financial statements that form a part of Amendment no. 3 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2010 (“Amendment No. 3”). Furthermore, auditor consents referencing the correctly dated audit reports are filed as Exhibits 23.1 and 23.2 to Amendment No. 3.

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Additionally, the Company makes the following representations:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (215) 674-5100 if you have any questions regarding this letter.

Sincerely,

/s/ Relland Winand

Relland Winand

Chief Financial Officer